Exhibit 99.1

EXPLANATION OF RESPONSES

(1)	Held directly by Insight E2open Aggregator, LLC

(2)	Held directly by Insight Venture Partners (Cayman) IX, L.P.

(3)	Held directly by Insight Venture Partners (Delaware) IX, L.P.

(4)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.

(5)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.

(6)	Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 25, 2025, by and among E2open Parent Holdings, Inc., a Delaware corporation (the “Company”), E2open Holdings, LLC, a Delaware limited liability company (“Holdings”), WiseTech Global Limited, an Australian public company limited by shares (“Parent”), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Company Merger Sub”) and Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Holdings Merger Sub”), Company Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (such merger, the “Company Merger”) and Holdings Merger Sub merged with and into Holdings, with Holdings surviving as wholly owned subsidiary of Parent (such merger, the “Holdings Merger” and together with the Company Merger, the “Mergers”) with the Company surviving the Mergers as a wholly owned subsidiary of Parent, and at the time of the Mergers (the “Effective Time”) each issued and outstanding share of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) owned by the reporting person was cancelled and converted into the right to receive $3.30 per share in cash without interest thereon.